INTERNATIONAL THUNDERBIRD GAMING CORPORATION

FOR IMMEDIATE RELEASE                                                                                                                                             November 25, 2003
Contact:    Investor Relations
                Albert W. Atallah
                Phone: (858) 668-1808 ext.206
                e-mail: info@thunderbirdgaming.com

Message to our Shareholders on 2003 Third Quarter Results

International Thunderbird Gaming Corporation (CNQ - ITGC.U) announces its financial results for the third quarter ended September 30, 2003. All figures are in US dollars.

Revenues from continuing operations for the third quarter of 2003 were $5.4 million, an increase of 28% over 2002 revenues from continuing operations of $4.3 million for the same period. Net income for the period was $704 thousand compared to a loss of $63 thousand in 2002 for the same period. The income for the current period stems from ongoing continuing operations but also benefited from inclusion of six months of income from the 21% ownership in the Nicaragua operations. The earnings per share were $0.03 in Q3 2003 compared to $nil per share for the same period in 2002. The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1.7 million compared to $781 thousand for the same period in 2002. The Company's working capital deficiency continues to improve, as the working capital deficiency decreased from $2.8 million at December 31, 2002 to $883 thousand at September 30, 2003.

In Panama, 2003 revenues for casinos with comparable 2002 results posted a 26% increase for the quarter compared to the same period last year. The Company's "flagship" operation, the Fiesta Casino-El Panama Hotel has made the most dramatic move in revenue improving by 51% for the same period last year. The Chitre and Decameron casinos collectively accounted for an additional $800 thousand in revenues to the Panama operations for the quarter in 2003. These casinos did not exist in the third quarter of 2002.

In Guatemala, the Company is reflecting its second full quarter under the terms of the new agreement with ILAC. The resulting impact helped make for an 18% increase in gross profit for the 2003 third quarter over the same period in 2002. The operations posted a 3% growth in revenues for the third quarter 2003 compared to the same period in 2002. Fifteen of a projected total of forty additional video lottery machines were placed in operation during the third quarter of 2003, bringing the total machines in use to 270. The regulatory environment has improved in Guatemala and the Company foresees an expansion of operations in Guatemala in 2004.

In Nicaragua, the Company enjoyed its second full quarter under the merged operation with the Pharaoh's Casino. Revenues of $2.1 million for the quarter exceeded expectations. The Company uses the equity method of accounting to record its investment in Nicaragua. The Company elected to defer to the 2003 third quarter the recording of the 2003 Q2 results of the merged operations, pending approval of closing transactions by local regulatory authorities. The third quarter reflects the Company's share of Nicaragua's results from April to September 2003.

In Venezuela, the foreign exchange rate is still held at 1600 Bolivars to $1 US dollar. Revenues, in the local currency, for the quarter grew 44% over the comparable period in 2002. The entity posted a $102 thousand gain for the quarter, excluding the impact of extraordinary adjustments. The operations reported a net loss of $630 thousand for the nine months ended September 30, 2003. The Company has not recognized a year to date equity loss due to the "write-down" of its investment in Q4 of 2002.

In Costa Rica, the Company succeeded in its legal challenge to collect its $677,000 account receivables stemming from past activity. The Company intends to develop several new facilities and purchase existing licenses in 2004 in Costa Rica. It has entered into a 50/50 partnership with local investors wherein it will develop several new operations. The Company is in final documentation for the development of an existing Casino license at an airport hotel. A negotiated 20-year lease allows the Company to build its first signature property in San Jose. Permitting and construction for the facility are expected to take approximately one year. The Company has obtained a lease, license and begun to operate a casino at the Presidente Hotel in downtown San Jose. The operation has ----28 table positions and 69 slots for 97 gaming positions and is operating within budget. The Costa Rica market will be a primary focus of development for the Company during 2004.

The Company's development efforts in Chile are advancing. While the Chilean legislature is still working on the legislation that will expand the number of licenses in this market, the draft bill has now been approved by the Chamber of Deputies and has already passed through the first Senate Committee. Meanwhile, Thunderbird is negotiating and entering into agreements with strategic partners on a market-by-market basis. The Company's Chilean subsidiary has recently signed a joint development agreement with the non-profit FIMAULE, the owner and operator of important fair grounds and an event center in Talca, the capital of Chile's 7th region. Similar agreements are under negotiation in several other markets. In its current form, the law allows between 8 and 18 new Casinos to be built in the areas not currently serviced by the existing 7 casinos in the country.

The Company continues to pursue $5 million of debt financing for new gaming opportunities in Costa Rica and Venezuela. MRG Entertainment contributed to this effort by providing in November 2003 $800,000 of funding that is included within the balance of debt owed to MRG as part of a Fully Restated Loan Agreement, bringing the debt owed to MRG Entertainment to $3.3 million. MRG's 2,345,000 warrants, which were set to expire in December 2006, are now expiring in December 2008 to match the restated loan pay-off date. The Company is pleased that MRG Entertainment continues to provide valuable financial support. The Company and MRG Entertainment may but are not obligated to increase the $3.3 million loan balance to $8 million depending upon the Company's future project development efforts.

The Company is pleased with the Canadian Trading and Quotation System, Inc.'s (CNQ) continued progress. The CNQ has created an innovative stock market that matches enhanced disclosure, market making and streamlined regulation with leading edge trading technology to meet the needs of Canadian companies. Combined with comprehensive regulatory oversight, this provides an efficient new equity market that fosters integrity, transparency and liquidity for investors, issuers, and investment dealers. The CNQ recently filed an application to the Ontario Securities Commission to become a stock exchange. Shareholders should refer to the CNQ web page (www.cnq.ca) for information including a listing of dealers that currently trade the company's shares.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.